Sub-Item 77I (b): Terms of new or amended securities

      At its February 12, 2010 Board of Directors meeting, the Board of Directors approved the creation of the Small Cap Momentum Fund (the "SCM Fund"), an additional series of Bridgeway Funds, Inc. (the "Company"). The SCM Fund consists of one class of shares: Class N shares. A description of the SCM Fund's shares is contained in its Prospectus and Statement of Additional Information dated May 28, 2010, which was filed in the Company's Rule 485(b) filing on May 27, 2010.